April 6, 2009
Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTN.: Document Control — EDGAR

RE: PROXY BOOK 1

N-14 File Number: 333-157520
Seligman Global Fund Series, Inc.
Seligman Global Technology Fund (Proposal 1)

N-14 File Number: 333-157527
Seligman Growth Fund, Inc. (Proposal 2)

N-14 File Number: 333-157517
RiverSource Strategy Series, Inc.
RiverSource Equity Value Fund (Proposal 3)

N-14 File Number: 333-157526
Seligman Value Fund Series, Inc.
Seligman Smaller-Cap Value Fund (Proposal 4)

PROXY BOOK 2

N-14 File Number: 333-157525
RiverSource Large Cap Series, Inc.
RiverSource Disciplined Equity Fund (Proposals 1(a) and 1(b))

PROXY BOOK 3

N-14 File Number: 333-157557
Seligman Municipal Fund Series, Inc.
Seligman National Municipal Class (Proposals 1-14)

PROXY BOOK 4

N-14 File Number: 333-157556
RiverSource Market Advantage Series, Inc.
RiverSource Portfolio Builder Total Equity Fund (Proposals 1(a) and 1(b))
RiverSource Portfolio Builder Aggressive Fund (Proposal 2)
RiverSource Portfolio Builder Moderate Aggressive Fund (Proposal 3)

PROXY BOOK 5

N-14 File Number: 333-157589
RiverSource Diversified Income Series, Inc.
RiverSource Diversified Bond Fund (Proposal 1)

RiverSource N-14 File Number: 333-157587
RiverSource Global Series, Inc.
Threadneedle Emerging Markets Fund (Proposal 2)
Threadneedle Global Equity Fund (Proposal 3)

N-14 File Number: 333-157590
RiverSource High Yield Income Series, Inc.
RiverSource High Yield Bond Fund (Proposal 4)

N-14 File Number: 333-157586
RiverSource Investment Series, Inc.
RiverSource Balanced Fund (Proposal 5)

N-14 File Number: 333-157588
RiverSource International Managers Series, Inc.
RiverSource Partners International Select Growth Fund (Proposal 6)

N-14 File Number: 333-157592
RiverSource Government Income Series, Inc.
RiverSource Short Duration U.S. Government Fund (Proposal 7)
Dear Ms. Mengiste:
This letter responds to comments received by telephone on March 27, 2009 for the above-referenced N-14 Registration Statements. Comments and responses are outlined below:

TABLE OF CONTENTS

GENERAL COMMENTS
PART A OF FORM N-14, THE COMBINED PROXY STATEMENT/PROSPECTUS (ALL FUNDS, AS APPLICABLE)
SUMMARY
FEES AND EXPENSES
COMPARISON OF THE SELLING FUND AND THE BUYING FUND
ADDITIONAL INFORMATION ABOUT EACH REORGANIZATION
CAPITALIZATION OF SELLING FUND AND BUYING FUND
EXHIBITS
PART B OF FORM N-14, STATEMENT OF ADDITIONAL INFORMATION (ALL FUNDS, AS APPLICABLE)
PART C OF FORM N-14 (ALL FUNDS)

GENERAL COMMENTS
(ALL FUNDS)
Comment 1: Include the consent of the Funds’ independent auditors in the Registration Statement Pre-Effective Amendment filings dated within 5 days of the filing thereof.
Response: The independent auditors’ consents will be filed as exhibits to the Pre-Effective Amendment filings and will be dated within 5 days of the filing.
Comment 2: In the section “Where To Get More Information” at the beginning of the proxy statement/ prospectus and on the cover page of the Statement of Additional Information (SAI) ensure references are to current documents already on file with the SEC.
Response: At the time Pre-Effective Amendment filings are filed with the SEC, all applicable documents referred to will be on file with the SEC.
PART A OF FORM N-14, THE COMBINED PROXY STATEMENT/PROSPECTUS
(ALL FUNDS, AS APPLICABLE)
SUMMARY
Comment 3 (for BOOK 3 only): The Tax Consequences Summary section states “Some or all of the portfolio assets of a Selling Fund may be sold in connection with its Reorganization.” To the extent that a Selling Fund is equal to or larger than the Buying Fund, explain whether there are expected to be any major sell offs of portfolio securities and, if so, the consequences of such a realignment.
Response: No major sell offs of portfolio securities are expected as a result of the Reorganizations. Based on the Portfolio of Investments in the most recent annual shareholder report, the Buying Fund (Seligman National Fund) held approximately 30 issues in 18 states, with exposure ranging from 0.2% of net assets (Alaska) to 20.6% of net assets (Texas). Based on the pro forma Combined Portfolio of Investments (assuming each Selling Fund approves the proposed Reorganization) the Buying Fund will hold in excess of 250 issues in 28 states (plus Puerto Rico and the Virgin Islands), with exposure ranging from 0.02% of net assets (Alaska) to 11.9% of net assets (Ohio). In addition, at present, no individual Selling Fund is larger than the Buying Fund following a separate reorganization of Seligman Select Municipal Fund, Inc. (unrelated to the proposed Reorganizations) into the Buying Fund which was consummated on March 27, 2009, and which increased (by more than two times) the assets of the Buying Fund.
FEES AND EXPENSES
Comment 4: In the Shareholder Fees portion of the Pro Forma Fee and Expense table, clarify whether any stated increase in sales charge is being made as a result of the Reorganization.
Response: Although there is an increase in sales charge for certain Funds, this increase is the result of a separate decision by the Funds’ Boards of Directors/Trustees (the “Board”), and will be effective prior to the Reorganization. The first sentence of the applicable footnote to the Shareholder Fees portion of the Pro Forma Fee and Expense table has been revised to state:
(a) Effective on or about May 9, 2009, prior to the Reorganization, the maximum front-end sales charge for Class A shares will increase from 4.50% to 4.75%. This change is not due to the Reorganization.

Comment 5 (for BOOK 3 only): In the lead-in paragraph to the pro forma combined fee and expense table, clarify what variation of combined pro forma fees and expenses shareholders may request.
Response: The last sentence of the paragraph has been revised to state:
For a copy of ~~any other specific Reorganization~~ pro forma combined expenses for any other individual Selling Fund or combination of Selling Funds’ Reorganization(s) not presented here, please call toll free at (866) 438-8932.
Comment 6: In the Expense Examples of the Fees and Expenses section ensure that any fee waiver commitments are not reflected beyond their commitment period in the 1, 3, 5 and 10 year expense example tables.
Response: Any applicable fee waiver commitments are reflected in the Expense Examples only through their contractual commitment period.
COMPARISON OF THE SELLING FUND AND THE BUYING FUND
Comparison of Principal Investment Strategies
Comment 7 (for BOOK 1 only): For each proposal, following the table in the Comparison of Principal Investment Strategies section, make it clear that the principal investment strategies listed are for both Funds in the proposal.
Response: The first sentence for each proposal following the principal investment strategies table has been revised as follows:
In addition to the principal investment strategies set forth above, ~~each~~ both Funds also ~~has~~ have the following principal investment strategies:
Comment 8 (for BOOK 4 only): In the Comparison of Principal Investment Strategies section, provide a table to illustrate the asset classes and allocation ranges of the Selling Funds.
Response: The Comparison of Principal Investment Strategies section for all Proposals has been revised to include a table illustrating the asset classes and allocation ranges of the Selling Funds:
Proposals 1(a) and 1(b)

	Domestic Equity	Global Equity	Real Estate	Fixed Income/
	Funds	Funds	Funds	Cash Funds
Seligman Asset Allocation Aggressive Growth Fund	47-73%	28-42%	4-6%	0%
Seligman Asset Allocation Growth Fund	46-70%	26-42%	8-12%	0%
Proposal 2

	Domestic Equity	Global Equity	Real Estate	Fixed Income/
	Funds	Funds	Funds	Cash Funds
Seligman Asset Allocation Moderate Growth Fund	43-67%	20-30%	8-12%	8-12%
Proposal 3

	Domestic Equity	Global Equity	Real Estate	Fixed Income/
	Funds	Funds	Funds	Cash Funds
Seligman Asset Allocation Balanced Fund	37-53%	8-12%	12-18%	24-36%

Comment 9 (for BOOK 5, Proposal 2 only): In the Comparison of Principal Investment Strategies section, provide disclosure that describes how emerging markets are defined by the Buying Fund and the Selling Fund.
Response: The Comparison of Principal Investment Strategies has been revised to include the following disclosure:
The Selling Fund defines an emerging market as a market in a developing country or a market represented in the Morgan Stanley Capital International Emerging Markets Index. The Selling Fund defines developing countries as those classified by the World Bank as low-income or middle-income economies, regardless of their particular stage of development. The Buying Fund defines emerging markets as countries characterized as developing or emerging by either the World Bank or the United Nations. The Buying Fund may also invest in securities of companies that earn 50% or more of their total revenues from goods or services produced in emerging market countries or from sales made in emerging markets countries.
Comparison of Fundamental Policies
and
Comparison of Nonfundamental Policies and Related Investment Strategies
Comment 10: To the extent that there is any difference in the Fundamental Policies and Nonfundamental Policies of the Funds, compare and contrast those differences or represent that such differences are not material or to the extent they may be material, provide a representation about the investment manager’s intentions with respect to how the combined Fund will be managed.
Response: For all except BOOK 3: Although there may be modest differences in the Fundamental and Nonfundamental Policies of the Funds, in each Reorganization, these differences are not material with respect to any difference in how either Fund was managed previously or how the combined Fund will be managed following the Reorganization. The following language has been added to the lead-in paragraph to the Comparison of Nonfundamental Policies and Related Investment Strategies. This language already appears (in substance) as a lead-in paragraph to the Comparison of Fundamental Policies (underlined text will be added to the lead-in to Comparison of Fundamental Policies).
If the Reorganization occurs, the combined Fund will be subject to the nonfundamental investment policies of the Buying Fund. RiverSource Investments does not believe that the differences between the nonfundamental policies of the Funds result in any material differences in the way the Funds have been managed or in the way the combined Fund will be managed.
More specifically, although certain Funds have stated limitations related to “Access Trades,” short selling, and investment grade/non-investment grade fixed income securities (in equity Funds), among others, that are not necessarily specifically addressed in the corresponding Buying Fund or Selling Fund, in connection with a particular Reorganization, these limitations have not resulted in any different exposure that the Funds have to any particular risk, and are not material to the way any of the Funds are currently managed. In addition, although certain Funds state that they have no present intention to invest more than 5% of net assets in illiquid securities, by policy, each Fund is limited to no more than 15% of its assets in illiquid securities and no Fund in any proposed Reorganization currently has more than 2% of its assets in illiquid securities.
For BOOK 3 only: The material difference between the Selling Funds (14 Seligman state municipal funds) and the Buying Fund (Seligman National Fund) is the 80% fundamental investment policy to which the Buying Fund is not restricted to investing in securities of any particular state. The following language has been added to the lead-in paragraph to the Comparison of Fundamental Policies (similar to which already appears in the lead-in to the Comparison of Principal Investment Strategies):
If the Reorganizations occur, the combined Fund will be subject to the fundamental investment policies of the Buying Fund. The Selling Funds and the Buying Fund have similar fundamental policies except that, while each Fund, under normal market conditions, will invest at least 80% of the value of its net asset in securities the interest on which is exempt from regular federal income tax, for each Selling Fund, such securities are also exempt from regular, personal income tax of its designated state. For purposes of this discussion, a “fundamental” investment policy is one that may not be changed without shareholder approval.
Comparison of Principal Risk Factors
Comment 11: In the lead-in paragraph to the Comparison of Principal Risk Factors, compare and contrast any material difference in the level of risk exposure for each Fund and the resulting consequences to the Selling Fund’s shareholders.
Response: Based on a review of the Buying Fund’s and Selling Fund’s investment objectives, strategies, policies and current investment exposure, the lead-in paragraph to the Comparison of Principal Risk Factors for certain proposals has been revised (see Exhibit A to this letter).
Comment 12: Confirm that the valuation procedures are the same between each Buying and Selling Fund.
Response: The valuation procedures are, in all material respects, the same between each Buying and Selling Fund.
ADDITIONAL INFORMATION ABOUT EACH REORGANIZATION
Comment 13: Clarify whether 12b-1 unreimbursed expenses will be carried over as a result of the Reorganizations.
Response: The 12b-1 Plan for each Buying Fund and each Selling Fund is a reimbursement plan. Since November 2008 all Buying Funds and Selling Funds have shared the same principal underwriter and distributor, which has incurred expenses eligible for reimbursement under the 12b-1 Plans for all Funds. Other than as described below for Class B and Class C shares, there are no unreimbursed expenses that will be carried over as a result of the Reorganization.
The payment of sales commission for Class B and Class C shares are tracked by purchase lot and will be “carried over” as part of the Reorganization. The distributor will continue to collect 12b-1 fees as reimbursement for payment of commissions, including interest expense, if any, on these sales for Class C shares (for the first 12 months following the sale), and for Class B shares (until conversion to Class A shares), or, for both Class B shares and Class C shares (until such shares are sold).
CAPITALIZATION OF SELLING FUND AND BUYING FUND
Comment 14: In the lead-in paragraph to the Capitalization table, clarify the basis for allocating Reorganization costs (i.e., based on asset size).
Response: The lead-in paragraph to the Capitalization table has been revised to clarify the basis for allocating the Reorganization. Conforming changes have been made to the “Board Considerations” section to provide the same level of detail.
The following table shows the capitalization of the Funds as of April 3, 2009 and on a pro forma basis, assuming the proposed Reorganization had taken place. The pro forma combined table includes the impact of non-recurring estimated Reorganization costs expected to be borne by certain Selling Funds, based on the following factors. If the Reorganization is expected to result in reduction in the expense ratio for the Selling Fund, an amount of the proxy-related eligible expenses will be borne by the Selling Fund. This amount will not exceed the expected one-year benefit to the Selling Fund resulting from the reduced expense ratio, less the cost borne by the Selling Fund related to other integration-related activity. If the Reorganization is not expected to result in a reduction in the expense ratio for the Selling Fund, proxy-related eligible expenses will not be borne by the Selling Fund. Proxy-related eligible expenses not borne by the Selling Fund will be paid for by RiverSource Investments, LLC. Proxy-related eligible expenses include auditor fees and external legal fees (“Professional Fees”), and printing, postage, and solicitor expenses (“Proxy Vendor Expenses”). Professional Fees have been allocated among the Selling Funds on an equal weighted basis regardless of asset size or number of accounts. Proxy Vendor Expenses have been allocated among the Selling Funds based on number of accounts. The amount of proxy-related eligible expenses actually borne by the Selling Fund is limited, as described above.
The pro forma combined net assets are determined by adding the net assets, less any Reorganization costs, of the Selling Fund and the net assets of the Buying Fund. The pro forma combined shares outstanding are determined by dividing the net assets, less any Reorganization costs, of the Selling Fund by the net asset value per share of the Buying Fund and adding the actual shares outstanding of the Buying Fund. For the Reorganization of. . . .
EXHIBITS
Comment 15: With regard to the dissenters’ rights disclosed in the exhibits, where applicable, compare and contrast any material differences.
Response: Although shareholders of registered investment companies (“RICs”), or series thereof, organized as either Massachusetts business trusts or Minnesota corporations have dissenters’ rights, there are only two proposed Reorganizations (BOOK 5, Proposals 4 and 7) of a Selling Fund into a Buying Fund, such that their dissenters’ rights will change as a result of the Reorganization.
For BOOK 5, Proposals 4 and 7, the following disclosure has been added to the beginning of the Comparison of the Funds’ section for each proposed Reorganization:
Shareholders of both the Buying Fund and the Selling Fund may be entitled to assert appraisal rights (also known as dissenters’ rights of appraisal) under provisions of Minnesota and Massachusetts state law, respectively. Please see the discussion under the caption Appraisal Rights in Section C of this proxy statement/prospectus for more information, including a comparison of appraisal rights under Minnesota and Massachusetts state law. A copy of the appraisal rights under the Massachusetts Business Corporation Act is also included as Appendix D in this proxy statement/prospectus.
The referenced discussion of Appraisal Rights in Section C will also be revised to include the required analysis that compares and contrasts the dissenters’ rights for the Buying Fund and the Selling Fund.
PART B OF FORM N-14, STATEMENT OF ADDITIONAL INFORMATION
(ALL FUNDS, AS APPLICABLE)
Comment 16: Under the “Assets” portion of the Pro Forma Combined Statement of Assets and Liabilities there is a line item titled “Prepaid expenses.” Explain the nature of these prepaid expenses. Is there a need to adjust for these?
Response: Based on their nature (as described below), under GAAP, the “Prepaid expenses” are properly carried forward (unadjusted) from the Selling Funds (as applicable) onto the Pro Forma Combined Statement of Assets and Liabilities. As background, please consider the following. Each of the Seligman Funds, whether a Buying Fund or a Selling Fund, has historically prepaid expenses to its transfer and shareholder servicing agent, Seligman Data Corp. (“SDC”). SDC is directly owned by and provides services exclusively to the Seligman Funds. It operates as an independent business allocating the full expense of its operation to the Seligman Funds that benefit from the services it provides. The costs of its operation include not only the ongoing costs of providing transfer and shareholder servicing agent services, but all costs related to operating an independent business, including, among others, salary and benefits for an independent employee-base, and equipment, furniture, insurance and office lease expenses. SDC has no customers or clients other than the Seligman Funds. SDC bills or allocates all of its costs to the Seligman Funds on a quarterly basis. Because SDC operates at no profit and has little capital, it has historically received advances from the Seligman Funds to pay for operating expenses and capital expenditures. In January 2009, the Funds’ Board determined to terminate the Seligman Funds’ arrangements with SDC. The “Prepaid expenses” highlighted in the Pro Forma Combined Statement of

Assets and Liabilities for the Seligman Funds are considered an asset, representative of pre-paid expenses related to certain capital expenditures that had been necessary to operate SDC (e.g., office furniture and equipment). So long as SDC continues as a business enterprise, even if not as a transfer and shareholder servicing agent to the Funds, this asset is properly booked as an asset that will be offset by depreciation expense charged from SDC over time (or that will be recovered by the future sale of the asset).
Comment 17: Under the “Investment income” portion of the Pro Forma Combining Statement of Operations there is a line item titled “Fee income from securities lending.” Explain the nature of the securities on loan and what the Fund’s policy is with regard to the collateral received. Is the collateral invested? Have there been any problems with pricing of the collateral?
Response: The RiverSource Funds have a Securities Lending Agreement (“the Agreement”) with JPMorgan Chase Bank, National Association (“JPMorgan”) that authorizes JPMorgan as securities lending agent to lend securities to authorized borrowers on behalf of the RiverSource Funds. In January 2009, the Board approved this Agreement be adopted for the Seligman Funds. The Seligman Funds will begin lending following their transition to JPMorgan as custodian, expected in the second or third quarter 2009 or, in connection with the Reorganization. All securities are eligible to be loaned. The Funds retain discretionary authority to recall securities on loan in order to vote proxies. The Funds have not had any issues with collateral including the pricing of collateral. Additional background regarding the securities lending program (which is included in the Funds’ shareholder reports) follows.
Pursuant to the Agreement, all loaned securities are initially collateralized in an amount equivalent to 102% (for securities denominated in U.S. dollars) or 105% (for all other securities) of the value of the loaned securities, including accrued interest in the case of fixed income securities. Collateral is maintained over the life of the loan thereafter in an amount not less than 100% of the market value of loaned securities, as determined at the close of each business day, except to the extent that a collateral shortfall is due to a diminution in the market value of authorized investments in which cash collateral is invested. Any additional collateral required to maintain those levels due to market fluctuations of the loaned securities is delivered the following business day. Collateral is either in the form of cash or U.S. government securities. Cash collateral received is invested by JPMorgan on behalf of the Fund into authorized investments pursuant to the Agreement, which is currently an unaffiliated money market fund. The investments made with the cash collateral are listed on the Portfolio of Investments and the value of cash collateral received at period end is disclosed on the Statement of Assets and Liabilities along with the related obligation to return the collateral upon return of the securities loaned.
Pursuant to the Agreement, the Fund receives income for lending its securities either in the form of fees or by earning interest on invested cash collateral, net of negotiated rebates paid to borrowers and fees paid to JPMorgan for services provided and any other securities lending expenses. Income earned from securities lending is included in the Statement of Operations. The Fund also continues to earn interest and dividends on the securities loaned.
Risks of delay in recovery of securities or even loss of rights in the securities may occur should the borrower of the securities fail financially. Risks may also arise to the extent that the value of the securities loaned increases above the value of the collateral received. JPMorgan will indemnify the Fund from losses resulting from a borrower’s failure to return a loaned security when due. Such indemnification does not extend to losses associated with declines in the value of cash collateral investments. Loans are subject to termination by the Funds or the borrower at any time, and are, therefore, not considered to be illiquid investments.
Comment 18: In Note 2 (Pro Forma Adjustments) to the Pro Forma Financial Statements, state the end date of any contractual fee waiver.
Response: The disclosure has been revised to state:
(_) To adjust the expense reimbursement to reflect the net reduction in fees resulting from the Reorganization per the agreement (through [DATE]) by RiverSource Investments, LLC and its affiliates to waive certain fees and absorb certain expenses of the combined fund.

Comment 19: In the Combined Portfolio of Investments, identify the percentage of illiquid securities in a footnote to the Pro Forma Combined.
Response: The percentage of securities considered to be illiquid has been added in the applicable footnote to the Combined Portfolio of Investments. In each case, the percentage of illiquid securities is less than each Fund’s stated limitation of illiquid securities.
PART C OF FORM N-14
(ALL FUNDS)
Comment 20: In Part C, Item 17(3) clarify the timing of filing the Tax Opinion.
Response: The undertaking will be revised to state:
The Registrant undertakes to file by Post-Effective Amendment an Opinion of Counsel supporting the tax consequences of the proposed reorganization within a reasonable time following the reorganization.
In connection with the above-referenced Registration Statements, each Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at 612-671-4321 or Heidi Brommer at 612-671-2403.
Sincerely,
/s/ Christopher O. Petersen
Christopher O. Petersen
Vice President and Group Counsel
Ameriprise Financial, Inc.

EXHIBIT A
PROXY BOOK 1

Proposal 2:	Proposed reorganization of RiverSource Growth Fund (Selling Fund) into Seligman Growth Fund, Inc. (Buying Fund)
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund are similar because the Funds have similar investment objectives, ~~and~~ principal investment strategies and investment policies. Although each of the Funds has comparable limitations with respect to foreign investing, the Selling Fund currently has higher exposure to these types of investments and therefore presents increased exposure to the risks of foreign investing. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Both Funds are subject to the principal investment risks described below.

Proposal 3:	Proposed reorganization of RiverSource Large Cap Value Fund (Selling Fund) into RiverSource Equity Value Fund (Buying Fund)
The principal investment risks associated with the Buying Fund and the Selling Fund are similar because the Funds have similar investment objectives, ~~and~~ principal investment strategies and investment policies. Because the Buying Fund is not subject to the same market capitalization restrictions as the Selling Fund, there could potentially be more risk associated with investing in the Buying Fund because investing in small or medium sized companies often involve greater risks. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Both Funds are subject to the principal investment risks described below.

Proposal 4:	Proposed reorganization of RiverSource Small Cap Advantage Fund (Selling Fund) into Seligman Smaller-Cap Value Fund (Buying Fund)
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund are similar because the Funds have similar investment objectives, ~~and~~ principal investment strategies and investment policies. Although each of the Funds has comparable limitations with respect to foreign investing, the Selling Fund currently has higher exposure to these types of investments and therefore presents increased exposure to the risks of foreign investing. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Both Funds are subject to the principal investment risks described below.
PROXY BOOK 2

Proposal 1(a) and 1(b):	Proposed reorganization (each a “Reorganization”) of either or both RiverSource Large Cap Equity Fund (Selling Fund) and Seligman Common Stock Fund (Selling Fund) into RiverSource Disciplined Equity Fund (Buying Fund)
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Funds are substantially similar because the Funds have similar investment objectives, ~~and~~ principal investment strategies and investment policies except that the Seligman Selling Fund’s objective is capital appreciation and current income while the Buying Fund’s objective is long-term capital growth. By becoming shareholders of the Buying Fund, shareholders of the Seligman Selling Fund will no longer be in a Fund that has providing “current income” as part the Fund’s objective, and therefore may have different exposure to market risk. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. The Funds are subject to the principal investment risks described below.

PROXY BOOK 3
Proposals 1-14:
Proposed reorganization (each a “Reorganization”) of any or all of:
Seligman Colorado Municipal Class, a series of Seligman Municipal Fund Series, Inc.,
Seligman Florida Municipal Series, a series of Seligman Municipal Series Trust,
Seligman Georgia Municipal Class, a series of Seligman Municipal Fund Series, Inc.,
Seligman Louisiana Municipal Class, a series of Seligman Municipal Fund Series, Inc.,
Seligman Maryland Municipal Class, a series of Seligman Municipal Fund Series, Inc.,
Seligman Massachusetts Municipal Class, a series of Seligman Municipal Fund Series, Inc.,
Seligman Michigan Municipal Class, a series of Seligman Municipal Fund Series, Inc.,
Seligman Missouri Municipal Class, a series of Seligman Municipal Fund Series, Inc.,
Seligman New Jersey Municipal Fund, Inc.,
Seligman North Carolina Municipal Series, , a series of Seligman Municipal Series Trust,
Seligman Ohio Municipal Class, a series of Seligman Municipal Fund Series, Inc.,
Seligman Oregon Municipal Class, a series of Seligman Municipal Fund Series, Inc.,
Seligman Pennsylvania Municipal Fund Series, and
Seligman South Carolina Municipal Class, a series of Seligman Municipal Fund Series, Inc.,
(each a “Selling Fund”),
into Seligman National Municipal Class, a series of Seligman Municipal Fund Series, Inc., (the ”Buying Fund”)
Although the Funds may describe them differently, the principal investment risks associated with the Buying Fund and the Selling Funds are the same, except that the Selling Funds are subject to the additional principal risks related to diversification and geographic concentration because, unlike the Buying Fund, each Selling Fund focuses its investments within a specific geographic region (state) and each Selling Fund is a “non-diversified” fund. While the Buying Fund offers the advantage of a more diversified portfolio, because it is not restricted to investing in securities of any particular state, a higher percentage of distributions from the Buying Fund will be taxable for state and local tax purposes than was the case for each Selling Fund (other than Seligman Florida Fund). For certain Selling Funds this may be offset by a higher tax-equivalent yield in the Buying Fund. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Each of the Funds is subject to the principal investment risks described below.
PROXY BOOK 4

Proposal 1(a):	Proposed reorganization of Seligman Asset Allocation Aggressive Growth Fund (Selling Fund) into RiverSource Portfolio Builder Total Equity Fund (Buying Fund),
and,

Proposal 1(b):	Proposed reorganization of Seligman Asset Allocation Growth Fund (Selling Fund) into RiverSource Portfolio Builder Total Equity Fund (Buying Fund),
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Funds are similar because the Funds have similar investment objectives and principal investment strategies. Because the Funds operate as “funds-of-funds,” they generally provide broader diversification to the market than funds that invest directly in securities. The Funds are exposed to the market through investment in underlying funds that are categorized in similar asset classes, although their exposure to these asset classes may differ. Because the Funds gain exposure to the market through investment in other funds, the actual risks of investing in each Fund depend on the percent of assets allocated to the underlying funds, securities held in the underlying funds, and on market conditions, each of which change over time. The active management or allocation risk associated with investing in each Fund is described below.

Each Fund allocates its assets to underlying funds that primarily invest in equity securities, including small and mid cap securities, although the Buying Fund may also invest a small portion of its assets in an underlying fund that provides increased exposure to forward currency contracts. Because the underlying funds may invest in foreign securities (including emerging markets securities) and in sectors of the market (including real estate), the Funds exposure to the risks associated with these investments may vary. Based on underlying fund allocations of the Funds, the Selling Fund currently has higher exposure to small and mid-cap securities, foreign securities and real estate securities, and therefore presents increased exposure to the risks associated with these types of investments. The risks of the underlying funds are described in Exhibit G.

Proposal 2:	Proposed reorganization of Seligman Asset Allocation Moderate Growth Fund (Selling Fund) into RiverSource Portfolio Builder Aggressive Fund (Buying Fund)
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund are similar because the Funds have similar investment objectives and principal investment strategies. Because the Funds operate as “funds-of-funds,” they generally provide broader diversification to the market than funds that invest directly in securities. The Funds are exposed to the market through investment in underlying funds that are categorized in similar asset classes, although their exposure to these asset classes may differ. Because the Funds gain exposure to the market through investment in other funds, the actual risks of investing in each Fund depend on the percent of assets allocated to the underlying funds, securities held in the underlying funds, and on market conditions, each of which change over time. The active management or allocation risk associated with investing in each Fund is described below.
Each Fund allocates its assets to underlying funds that primarily invest in equity securities, including small and mid cap securities, although each Fund may also allocate a small portion of its assets to underlying funds that invest in fixed income securities, including high yield securities. The Buying Fund may also invest a small portion of its assets in an underlying fund that provides increased exposure to forward currency contracts. Because the underlying funds may invest in foreign securities (including emerging markets securities) and in sectors of the market (including real estate), the Funds exposure to the risks associated with these investments may vary. Based on underlying fund allocations of the Funds, (i) the Buying Fund currently has modestly higher exposure to small and mid cap securities, and therefore presents increased exposure to the risks associated with these types of investments; and (ii) the Selling Fund currently has higher exposure to high yield, foreign and real estate securities, and therefore presents increased exposure to the risks associated with these types of investments. The risks of the underlying funds are described in Exhibit G.

Proposal 3:	Proposed reorganization of Seligman Asset Allocation Balanced Fund (Selling Fund) into RiverSource Portfolio Builder Moderate Aggressive Fund (Buying Fund)
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund are similar because the Funds have similar investment objectives and principal investment strategies. Because the Funds operate as “funds-of-funds,” they generally provide broader diversification to the market than funds that invest directly in securities. The Funds are exposed to the market through investment in underlying funds that are categorized in similar asset classes, although their exposure to these asset classes may differ. Because the Funds gain exposure to the market through investment in other funds, the actual risks of investing in each Fund depend on the percent of assets allocated to the underlying funds, securities held in the underlying funds, and on market conditions, each of which change over time. The active management or allocation risk associated with investing in each Fund is described below.
Each Fund allocates its assets to underlying funds that invest either in equity securities, including small and mid cap securities, or fixed income securities, including high yield securities. The Buying Fund may also invest a small portion of its asset in an underlying fund that provides increased exposure to forward currency contracts. Because the underlying funds may invest in foreign securities (including emerging markets securities) and in sectors of the market (including real estate), the Funds exposure to the risks associated with these investments may vary. Based on underlying fund allocations of the Funds, (i) the Buying Fund currently has modestly higher exposure to foreign securities, and therefore presents increased exposure to the risks associated with these types of investments; and (ii) the Selling Fund currently has higher exposure to high yield and real estate securities, and therefore presents increased exposure to the risks associated with these types of investments. The risks of the underlying funds are described in Exhibit G.
PROXY BOOK 5

Proposal 1:	Proposed reorganization of Seligman Core Fixed Income Fund, Inc. (Selling Fund) into RiverSource Diversified Bond Fund (Buying Fund)
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund are similar because the Funds have similar investment objectives, ~~and~~ principal investment strategies and investment policies. With regards to investment policies, the Buying Fund may expose shareholders to greater credit risk and liquidity risk due to the Buying Fund’s greater ability to invest in, and greater current exposure to, high yield (junk) bonds. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Both Funds are subject to the principal investment risks described below.

Proposal 3:	Proposed reorganization of Seligman Global Growth Fund (Selling Fund) into Threadneedle Global Equity Fund (Buying Fund)
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund are similar because the Funds have similar investment objectives, ~~and~~ principal investment strategies and investment policies. With regards to investment policies, the Buying Fund may expose shareholders to greater emerging markets risk due to the absence of a limitation on the Buying Fund’s investments in emerging market securities. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Both Funds are subject to the principal investment risks described below.

Proposal 5:	Proposed reorganization of Seligman Income and Growth Fund, Inc. (Selling Fund) into RiverSource Balanced Fund (Buying Fund)
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund are similar because the Funds have similar investment objectives, ~~and~~ principal investment strategies and investment policies. With regards to investment policies, although the investment policies of the Buying Fund and the Selling Fund are similar with regards to high yield (junk) bonds, the Buying Fund currently has greater exposure to high yield (junk) bonds and to foreign securities than the Selling Fund resulting in increased credit and liquidity risk and foreign investment risk to its shareholders. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Both Funds are subject to the principal investment risks described below.

Proposal 6:	Proposed reorganization of Seligman International Growth Fund (Selling Fund) into RiverSource Partners International Select Growth Fund (Buying Fund)
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund are similar because the Funds have similar investment objectives, ~~and~~ principal investment strategies and investment policies. Because the Buying Fund invests primarily in small- and medium-sized companies whereas the Selling Fund invests primarily in medium- to large-sized companies, the Buying Fund is subject to greater small-sized company risk. With regards to investment policies, the Buying Fund may expose shareholders to increased emerging markets risk due to the absence of a limitation on the Buying Fund’s investment in emerging market securities. The Buying Fund may also expose shareholders to greater issuer risk and market risk due to the Buying Fund’s greater ability to invest in preferred stock. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Both Funds are subject to the principal investment risks described below.

Proposal 7:	Proposed reorganization of Seligman U.S. Government Fund Securities Fund (Selling Fund) into RiverSource Short Duration U.S. Government Fund (Buying Fund)
Although the Funds describe them differently, the principal investment risks associated with the Buying Fund and the Selling Fund are similar because the Funds have similar investment objectives, ~~and~~ principal investment strategies and investment policies. Because the Buying Fund will generally maintain a shorter average portfolio duration than the Selling Fund, the Buying Fund will generally be subject to less interest rate risk than the Buying Fund. The actual risks of investing in each Fund depend on the securities held in each Fund’s portfolio and on market conditions, both of which change over time. Both Funds are subject to the principal investment risks described below.